SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
DATED: December 28, 2009
Commission File No. 001-33811
NAVIOS MARITIME PARTNERS L.P.
85 AKTI MIAOULI STREET, PIRAEUS, GREECE 185 38
(Address of Principal Executive Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
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N/A

On December 28, 2009, the Navios Apollon, a 2000-built, Panama flagged ultra handymax vessel, reported that a number of armed men had boarded the vessel from two speed boats. Since that time there has been no further contact. The incident occurred approximately 800 miles off the coast of Somalia, North of the Seychelles Islands (position 03deg 22 S x 059 deg 44 E).
The vessel was on passage from Tampa, Florida to Rozi, India with a cargo of fertilizer when she was boarded.
Navios’s primary concern is the safety and welfare of the 19 seafarers on board, and the company is taking appropriate action to secure their well being.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: December 29, 2009